UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PURPLE INNOVATION, INC.
(Exact name of the registrant as specified in its charter)

Delaware	001-37523
(State or other jurisdiction of incorporation)	(Commission file number)

4100 North Chapel Ridge Rd., Suite 200 Lehi, UT	84043
(Address of principal executive offices)	(Zip code)

Tricia S. McDermott, Chief Legal Officer and Secretary (801) 756-2600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD for the year ended December 31, 2023, is presented by Purple Innovation, Inc. (“Purple”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” in the form of columbite-tantalite, cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (“3TG”), as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants for which 3TG are necessary to the functionality or production of products manufactured by the registrant or contracted to be manufactured by the registrant. If a registrant is subject to the Rule, the registrant must generally investigate the origin of the 3TG in its products. If it appears the registrant’s 3TG may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and is not from scrap or recycled sources, the registrant must then exercise due diligence over the source and chain of custody of such 3TG and disclose certain information about its due diligence efforts in this Specialized Disclosure Report on Form SD.

Purple began as a digitally-native vertical brand founded on comfort product innovation with premium offerings, and has since expanded into brick and mortar stores in a true omni-channel brand. Purple offers a variety of innovative, branded and premium comfort products, including mattresses, pillows, cushions, bases, sheets and more. Purple markets and sells its products through direct-to-consumer e-commerce and Purple showrooms and wholesale partners.

Conflict Minerals Disclosure

Based on an assessment conducted in coordination with a third-party service provider, Purple determined that certain products it manufactured, or for which it contracted for manufacture, during the year ended December 31, 2023, contained 3TG (principally, tin).

Through its third-party service provider, Purple then conducted a reasonable country of origin inquiry by surveying the suppliers of components and materials supplied to Purple containing 3TG. This inquiry was reasonably designed to determine whether any of such 3TG originated in a Covered Country or was from recycled or scrap sources.

Based on its suppliers’ responses, Purple has determined that the 3TG in its products manufactured, or contracted to be manufactured, during the year ended December 31, 2023, did not originate in a Covered Country or came from recycled or scrap sources, and Purple has no reason to believe that the 3TG in its products originated in a Covered Country. In addition, all suppliers who supply Purple with any 3TG for the manufacture of products containing such 3TG have confirmed that such suppliers source 3TG through smelters or refiners verified as conformant with the Responsible Minerals Initiative’s Responsible Minerals Assurance Process, a widely recognized standard that uses independent, third-party audit assessment of smelter and refiner management systems and sourcing practices for responsible mineral procurement.

This Specialized Disclosure Report on Form SD is available on Purple’s publicly available internet website at https://investors.purple.com/sec-filings/default.aspx.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Purple Innovation, Inc.
(Registrant)

Date: May 31, 2024	By:	/s/ Tricia S. McDermott
Tricia S. McDermott
Chief Legal Officer and Secretary

2